UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007.

Commission File Number: 001-30666

e-Future Information Technology Inc.

(Translation of registrant’s name into English)

No. 10 Building

BUT Software Park

No. 1 Disheng North Street

BDA, Yizhuang District

Beijing 100176, People’s Republic of China

86-10-51650988

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On August 21, 2007, the Registrant issued a press release relating to its financial performance for the six month period ended June 30, 2007. A copy of the press release is attached as Exhibit 99.1 hereto. A copy of the Registrant’s financial statements for the six month period ended June 30, 2007 is attached as Exhibit 99.2 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amended report to be signed on its behalf by the undersigned, thereunto duly authorized.

E-FUTURE INFORMATION TECHNOLOGY INC.
(Registrant)

Date: August 21, 2007	By:	/s/ Adam Yan
Adam Yan
Chief Executive Officer

EXHIBIT INDEX

Number	Description of Exhibit
99.1	Press release, dated August 21, 2007, announcing e-Future Information Technology Inc.’s first half year 2007 financial results.
99.2	Financial Statements of e-Future Information Technology Inc. for the period ended June 30, 2007.